FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 25, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit   Description

No. 1     RNS Announcement, re: Update on Nuclear Output dated 25 November 2005




British Energy Group plc

25 November 2005

Update on Nuclear Output for the Financial Year 2005/06

Due to a number of recent equipment issues that have resulted in unplanned outages at the Company's power stations, the Company has revised its estimate of nuclear output for the financial year 2005/06. Based on current information, the Company expects that nuclear output for the financial year 2005/06 is unlikely to exceed 61TWh.

The Company continues to review expected nuclear output for the financial year 2006/07 and will provide an update in due course.

Contact

Andrew Dowler              020 7831 3113               (Media Enquiries)
John Searles               01506 408 715               (Investor Relations)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 25, 2005                   BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations